BB 3/12



SECURITI 02003570 ISSION
Washington, D.C. 20549

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MAR 07 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33276

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MGIC Mortgage Securities Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 E. Kilbourn Avenue
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Fronsee (414) 347-6801
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

100 E. Wisconsin Avenue (Address) Milwaukee (City) WI (State) 53202 (Zip Code)

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MGIC MORTGAGE SECURITIES CORPORATION

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2001 AND 2000

(WITH INDEPENDENT ACCOUNTANTS' REPORT THEREON)

These financial statements and schedules
should be deemed confidential pursuant
to subparagraph (e)(3) of Rule 17a-5

MGIC MORTGAGE SECURITIES CORPORATION

Table of Contents

MGIC MORTGAGE SECURITIES CORPORATION

OATH OR AFFIRMATION

I, Steven T. Snodgrass, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to the firm of MGIC Mortgage Securities Corporation, as of December 31, 2001 are true and correct. I further affirm that neither the Company nor principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President
Title




BETH DOBRATZ
NOTARY
PUBLIC
STATE OF WISCONSIN

Notary Public

My commission expires: May 25, 20[illegible]

This report contains:

Facing Page

Report of Independent Accountants

Statement of Financial Condition

Statement of Operations

Statement of Shareholder's Equity

Statement of Cash Flows

Notes to Financial Statements

Computation of Net Capital Pursuant to Rule 15c3-1

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Information Relating to Possession or Control Requirements Under Rule 15c3-3

Reconciliation Pursuant to Rule 17a-5(d)(4)

Independent Accountants' Report on Internal Accounting Control

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of
MGIC Mortgage Securities Corporation

We have audited the accompanying statement of financial condition of MGIC Mortgage Securities Corporation (the "Company"), a wholly-owned subsidiary of MGIC Investment Corporation (the "Parent"), as of December 31, 2001 and 2000, and the related statements of operations, of shareholder's equity and of cash flows for the years then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 1 and 3, the Company transacts a large portion of its business with affiliated companies. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGIC Mortgage Securities Corporation at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
January 9, 2002

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

December 31, 2001 and 2000

	2001	2000
	(In thousands of dollars)	
ASSETS		
Investment portfolio (note 4):		
Securities, available-for-sale, at market value:		
Fixed maturities	$ 352	$ 341
Short-term investments	71	67
Total investment portfolio (amortized cost, 2001 - $421; 2000 - $417)	423	408
Accrued investment income	7	7
Prepaid expenses	8	8
Other assets	3	3
	$ 441	$ 426
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable, affiliates	$ 9	$ 9
Other liabilities	4	-
Total liabilities	13	9
Shareholder's equity (note 6):		
Common stock, $1 par value, 44,000 shares authorized; 1,000 shares issued and outstanding	1	1
Paid-in surplus	199	199
Accumulated other comprehensive income (loss) - unrealized appreciation (depreciation) in investments, net of tax (note 2)	1	(6)
Retained earnings	227	223
Total shareholder's equity	428	417
	$ 441	$ 426

See accompanying notes to financial statements.

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENT OF OPERATIONS

Years Ended December 31, 2001 and 2000

	2001	2000
	(In thousands of dollars)	
Revenues:		
Investment income, net of expenses	$ 21	$ 23
Total revenues	21	23
General and administrative expenses (note 3)	15	15
Income before tax	6	8
Provision for income tax (note 5)	2	3
Net income	$ 4	$ 5

See accompanying notes to financial statements.

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENT OF SHAREHOLDER'S EQUITY

Years Ended December 31, 2001 and 2000

	Common stock	Paid-in surplus	Accumulated other comprehensive (loss) income (note 2)	Retained earnings	Comprehensive income
		(In thousands of dollars)			
Balance, December 31, 1999	$ 1	$ 199	$ (21)	$ 218	
Net income	-	-	-	5	$ 5
Unrealized investment gains, net	-	-	15	-	15
Comprehensive income	-	-	-	-	$ 20
Balance, December 31, 2000	1	199	(6)	223	
Net income	-	-	-	4	$ 4
Unrealized investment gains, net	-	-	7	-	7
Comprehensive income	-	-	-	-	$ 11
Balance, December 31, 2001	$ 1	$ 199	$ 1	$ 227	

See accompanying notes to financial statements.

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

Years Ended December 31, 2001 and 2000

	2001	2000
	(In thousands of dollars)	
Cash flows from operating activities:		
Net income	$ 4	$ 5
Adjustments to reconcile net income to net cash provided by operating activities:		
Other	-	(3)
Net cash provided by operating activities	4	2
Net increase in cash and cash equivalents	4	2
Cash and cash equivalents at beginning of year	67	65
Cash and cash equivalents at end of year	$ 71	$ 67

See accompanying notes to financial statements.

MGIC MORTGAGE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

1. Nature of business

MGIC Mortgage Securities Corporation ("Company") is a wholly-owned subsidiary of MGIC Investment Corporation ("Parent").

The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. As a broker and dealer, the Company selects, trains and supervises employees of the Company and other affiliates involved with private placements of mortgage backed securities. The Company did not generate any brokerage fees in 2001 or 2000.

2. Summary of significant accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The Company categorizes its investment portfolio according to its ability and intent to hold the investments to maturity. Investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and must be recorded at market and the unrealized gains or losses recognized as an increase or decrease to shareholder's equity. The Company's entire investment portfolio is classified as available-for-sale. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

Income taxes

The Parent and its subsidiaries, including the Company, file a consolidated federal income tax return. A formal tax sharing agreement exists between members of the consolidated group. Income tax provisions are calculated as if the Company filed a separate tax return with current credit for losses that were utilized by the Parent and its subsidiaries. Annual tax liabilities or refunds are settled with the Parent quarterly on an estimated basis.

Deferred income taxes are provided under the liability method which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate. (See note 5.)

Statement of cash flows

For purposes of the statement of cash flows, the Company considers all short-term investments to be cash equivalents, as short-term investments have original maturities of three months or less.

Comprehensive income

The Company's other comprehensive income consists of the change in unrealized appreciation (depreciation) on investments, net of tax. There were no realized investment gains in 2001.

Reclassifications

Certain reclassifications may have been made in the accompanying financial statements to 2000 amounts to allow for consistent financial reporting.

3. Related party transactions

Many of the Company's officers and directors are also officers and directors of the Parent and its other subsidiaries. The Company pays for all direct expenses related to licensing and training. The Parent and some of its other subsidiaries have absorbed an immaterial amount of administrative expenses.

4. Investments

Fixed maturities in 2001 and 2000 consist entirely of obligations of states and political subdivisions. Gross unrealized gains and gross unrealized losses were $2 and $0 thousand, respectively, at December 31, 2001, and $0 and $9 thousand, respectively, at December 31, 2000.

	Amortized Cost	Market Value
	(In thousands of dollars)	
Due in one year or less	$ 71	$ 71
Due after five years through ten years	350	352
Total at December 31, 2001	$ 421	$ 423

The tax effect of the changes in net unrealized appreciation/depreciation were expenses of $4 thousand and $8 thousand for 2001 and 2000, respectively. There were no realized gains or losses on sales of investments in 2001 or 2000.

5. Income taxes

The following summarizes the components of the provision for income tax:

	2001	2000
	(In thousands of dollars)	
Federal - current	$ 1	$ 1
State - current	1	2
Provision for income tax	$ 2	$ 3

The reconciliation of the tax provision computed at the federal tax rate of 35% to the reported provision for income tax is as follows:

	2001	2000
	(In thousands of dollars)	
Tax provision computed at federal tax rate	$ 2	$ 3
(Decrease) increase in tax provision resulting from:		
Tax exempt municipal bond interest	(1)	(1)
State income taxes	1	1
Provision for income tax	$ 2	$ 3

Income taxes paid were $2 thousand and $3 thousand in 2001 and 2000, respectively.

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission ("Commission") Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the Commission, shall not exceed 10 to 1, under certain circumstances. The Company had net capital of $0.4 million at December 31, 2001 and 2000. The Company had a minimum net capital requirement of $5 thousand in 2001 and 2000. The Company's ratio of aggregate indebtedness to net capital was .033 to 1 and .024 to 1 at December 31, 2001 and 2000, respectively.

MGIC MORTGAGE SECURITIES CORPORATION

Schedule I
(In thousands of dollars)

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Net Capital	
Total ownership equity from statement of financial condition	$ 428
Total ownership equity qualified for net capital	$ 428
Total capital and allowable subordinated liabilities	$ 428
Deductions and/or charges:	
Total nonallowable assets	(11)
Net capital before haircuts on securities	417
Haircuts on securities	(16)
Net capital	$ 401
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 1
Minimum dollar net capital requirement of reporting broker or dealer	$ 5
Net capital requirement	$ 5
Excess net capital	$ 396
Excess net capital at 1,000%	$ 399
Excess net capital at 1,500%	$ 400
Computation of Aggregate Indebtedness	
Total aggregate indebtedness liabilities	$ 13
Total aggregate indebtedness	$ 13
Ratio of aggregate indebtedness to net capital	.033 to 1

MGIC MORTGAGE SECURITIES CORPORATION

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 December 31, 2001

The Company is exempt from rule 15c3-3 under the provisions of rule 15c3-3 (k)(2)(i).

Schedule III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 December 31, 2001

The Company is exempt from rule 15c3-3 under the provisions of rule 15c3-3 (k)(2)(i).

Schedule IV

RECONCILIATION PURSUANT TO RULE 17a-5(d) (4)

No differences exist between the audited financial statements of the Company and the unaudited Focus Report IIA - Form X-17A-5 as of December 31, 2001.

Independent Accountants' Report on Internal Accounting Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Shareholder of
MGIC Mortgage Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of MGIC Mortgage Securities Corporation (the "Company"), a wholly-owned subsidiary of MGIC Investment Corporation, for the year ended December 31, 2001, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) including the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11);

(2) Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
January 9, 2002